[COOLEY GODDWARD LLP LETTERHEAD]

August 7, 2006

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549-4561
Attention: Maryse Mills-Apenteng, Esq.

Re:
DivX, Inc.
Registration Statement on Form S-1 (File No. 333-133855)
Amendment No. 4

Dear Ms. Mills-Apenteng:

Enclosed for electronic filing via EDGAR pursuant to the Securities Act of 1933, as amended (the "Securities Act"), on behalf of our client DivX, Inc. (the "Company"), is Amendment No. 4 ("Amendment No. 4") to the Company's Registration Statement on Form S-1 (the "Registration Statement") originally filed with the Securities and Exchange Commission (the "Commission") on May 5, 2006. The copy of Amendment No. 4 that is enclosed with the paper copy of this letter is marked to show changes from Amendment No. 2 to the Registration Statement that was filed with the Commission on July 10, 2006 ("Amendment No. 2").

Amendment No. 4 is also being filed in response to comments received from the staff of the Commission (the "Staff") by letter dated July 25, 2006 with respect to Amendment No. 2 (the "Comment Letter"). The numbering of the paragraphs below corresponds to the numbering in the Comment Letter, the text of which we have incorporated into this response letter for convenience. Page references in the text of the responses below correspond to the page numbers of Amendment No. 4.

Staff Comments and Company Responses

General

1.
We will process your amendments with price ranges. Since the price range triggers a number of disclosure matters, we will need sufficient time to process the amendment when it is included. Please understand that its effect on disclosure throughout the document may cause us to raise issues on areas not previously commented upon.

Response:    The Company acknowledges the Staff's comment and advises the Staff that it expects to include the price range for the offering in the next amendment to the Registration Statement that it files with the Commission. The Company further advises the Staff that it expects the price range to be between $12 and $14 per share after taking into account the proposed one-for-two reverse split of the Company's common stock described in Amendment No. 4.

2.
Please be advised that comments relating to the confidential treatment request must be resolved before we can act favorably upon a request for effectiveness of the registration statement.

Response:    The Company acknowledges the Staff's comment.

Exhibits

3.
We note that you intend to file certain exhibits by amendment. Please allow the staff sufficient time to review the exhibits by filing them as soon as possible.

Response:    The Company acknowledges the Staff's comment and advises the Staff that it expects to file the remaining exhibits in the next amendment to the Registration Statement that it files with the Commission.

4.
Please refer to prior comment 6. Pursuant to our oral conversations concerning disclosure relating to the Philips agreement, we were unable to locate a discussion of the specific minimum guarantees under that agreement. Consistent with our prior oral discussions, please disclose the minimum guaranteed volume levels under the Philips agreement.

Response:    The Company acknowledges the Staff's comment and has added the requested disclosure on pages 9 and 75 of the Registration Statement.

**********

The Company respectfully requests the Staff's assistance in completing the review of the Registration Statement and Amendment No. 4 as soon as possible. Please advise us if we can provide any further information or assistance to facilitate your review. Please direct any further comments or requests regarding Amendment No. 4 or this response letter to me at (858) 550-6044 or Steven M. Przesmicki, Esq. at (858) 550-6070.

Sincerely,
Cooley Godward LLP
/s/ Jason L. Kent, Esq.
Jason L. Kent, Esq.
cc:
David J. Richter, Esq., DivX, Inc.
John A. Tanner, DivX, Inc.
Steven M. Przesmicki, Esq., Cooley Godward LLP
Kenneth J. Rollins, Esq., Cooley Godward LLP
Martin A. Wellington, Esq., Davis Polk & Wardwell
Afra Afsharipour, Esq., Davis Polk & Wardwell